SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated June 20, 2007 - "Panantza Copper Resources Continue to Grow"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	June 20, 2007
TSX: CTQ, AMEX: ETQ

PANANTZA COPPER RESOURCES CONTINUE TO GROW

Scoping Study For A Combined Panantza-San Carlos Project Advances

VANCOUVER, CANADA, June 20, 2007 – Corriente announces that an updated resource estimation has been completed for the company’s Panantza project in the Corriente Copper Belt in southeast Ecuador, which utilizes results from the most recent drilling program.

Using a 0.4% copper cut-off, the inferred copper resources at Panantza are now estimated at 463 million tonnes, containing approximately 6.7 billion pounds of copper at a grade of 0.66% copper. This estimate represents an increase of almost a billion pounds of contained copper in comparison to the company’s most recent disclosure for Panantza (please see current district copper totals in the table at the end of this release).

This increase is a result of additional mineralization that was discovered along the south margin of the Panantza deposit during the course of drilling. The next phase of drilling planned for Panantza is in the order of 24 holes, totaling over 7500 metres of coring. This drilling program will attempt to delineate the full extent of the Panantza copper mineralization that is still open to the south, north and at depth. The Qualified Person for this disclosure is John Drobe (P.Geo) of Corriente and the 43-101 Technical Report that details this work will be posted to SEDAR and the company’s website within 45 days.

The company is also well advanced on a Preliminary Assessment ("Scoping Study") for a combined Panantza and San Carlos project, given their close proximity (4 km apart) to each other. Corriente has engaged a team of engineering consultants, including Merit Consultants International Inc., Hoffert Processing Solutions Inc. and Knight Piésold Ltd. to complete this scoping work. The Scoping Study will consider a large central milling facility having a capacity of up to 90,000 tonnes per day and a project life of twenty years. An operation of this size and project length is estimated to process a combined copper resource from the Panantza and San Carlos deposits in excess of 600 Million tonnes, from an estimated total copper resource for these two deposits that is in excess of 1.1 billion inferred tonnes at a grade of 0.63% Cu. The milling process is forecast to produce an average of over 400,000,000 pounds of copper per year. This Scoping Study is planned to be completed later this summer and will be released as soon as it is available.

Management recognizes that the size of the combined Panantza – San Carlos project is better suited to the capabilities of a large integrated copper mining company in partnership with Corriente. Consequently, discussions have begun with several parties who are interested in a mining operation of large scale, which will enable the company to stay focused on development of the Mirador project as a priority.

Corriente CEO, Ken Shannon commented, "Advancing two large mining projects in one district presents a unique opportunity to significantly improve the economic stability of the region and would provide thousands of high-paying jobs as an alternative to their current subsistence economy. We remain committed to working with local communities, indigenous supporters and the government to continue to develop responsible mining in Ecuador and look forward to the resumption of our activities following a lifting of the suspension of field work at Mirador."

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Mirador Concession Block

					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	ppm	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000
	Meas. & Indic.	437,670,000	0.61	5,887,000,000	190	2,740,000	1.5	21,530,000
	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
	TOTAL	673,070,000	0.58	8,595,000,000	184	3,990,000	1.4	31,430,000

Mirador
Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	TOTAL	217,230,000	0.51	2,434,000,000	85	590,000	-	-
Combined		890,300,000	0.56	11,029,000,000	162	4,580,000

Northern Concession Block

Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza*	Inferred	463,000,000	0.66	6,737,000,000
San Carlos**	Inferred	657,000,000	0.61	8,864,000,000
Combined		1,120,000,000	0.63	15,601,000,000

		Tonnes	Cu%	Cu (lbs)
Total For Belt	Inferred	2,010,300,000	0.60	26,630,000,000

* does not include copper oxide mineralized material that was previously included in resource estimate

** resources are tabulated at 0.4 Cu cut-off as compared to the previously released resources in June 2001 at a 0.65% Cu cut-off

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
CEO

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com .

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: June 20, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer